NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2009. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copy of the press release entitled “PLDT introduces PLDT TelPad: Innovative package combines landline, DSL and a touch-screen tablet” that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange.	7

Exhibit 1

December 13, 2010

The Philippine Stock Exchange
Disclosure Department
Tower One and Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention:	Ms. Janet A. Encarnacion Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT introduces PLDT TelPad: Innovative package combines landline, DSL and a touch-screen tablet”.

Respectfully yours,

/s/ Florentino D. Mabasa, Jr.
FLORENTINO D. MABASA, JR.
Assistant Corporate Secretary

Exhibit 1

December 13, 2010

SECURITIES & EXCHANGE COMMISSION
Corporation Finance Department
SEC Building, EDSA
Mandaluyong City

Attention	:Director Justina F. Callangan
Corporations Finance Department
Gentlemen:
Re :	Philippine Long Distance Telephone Company SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto entitled “PLDT introduces PLDT TelPad: Innovative package combines landline, DSL and a touch-screen tablet”.

Very truly yours,

/s/ Florentino D. Mabasa, Jr.
FLORENTINO D. MABASA, JR.
Assistant Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	December 13, 2010

(Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5.PHILIPPINES 6. (SEC Use Only)
Province, country or other jurisdiction	Industry Classification Code

of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City Address of principal office	1200	Postal Code

8. (632) 816-8553

Registrant’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares of Common Stock Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a press release entitled “PLDT introduces PLDT TelPad: Innovative package combines landline, DSL and a touch-screen tablet”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE
TELEPHONE COMPANY

s/ Florentino D. Mabasa, Jr.
FLORENTINO D. MABASA, JR.
Assistant Corporate Secretary

Date: December 13, 2010

Exhibit 1

PLDTpressrelease

PLDT introduces PLDT TelPad

Innovative package combines landline, DSL and a touch-screen tablet

MANILA, Philippines, December 13, 2010 –- The Philippine Long Distance Telephone Co. (PLDT) is transforming the face, feel and future of the fixed line business with a new offering that bundles a landline service with a touch-screen tablet and a high speed myDSL service all under one service plan.

The PLDT TelPad unit includes a special handset that also serves as a charging dock for an application-rich, 7-inch screen tablet computer. Subscribers can use the handset or the portable tablet computer to make and receive phone calls and access over a hundred thousand online applications. This is on top of the unlimited broadband access of the bundled service.

“We are reshaping the future of the landline and we are starting to bring it to the market now,” said PLDT president and CEO Napoleon L. Nazareno. “We are proud that the PLDT TelPad was conceptualized and developed here in the Philippines using world-class technology.”

The PLDT TelPad tablet is powered by a 1Ghz Cortex A8 processor that enables the device to deliver snappy performance. It runs on Android’s latest operating system version 2.2, which offers genuine multi-tasking capabilities. Users of TelPad can download a wide range of applications from the Android Market, Google’s online store which offers over 125,000 applications like business apps, e-books and magazines and digital games like the highly popular Angry Birds.

Storage won’t be a problem as the unit’s 2GB internal capacity can be augmented by an SD card and USB slot for extended storage. The TelPad also carries a 2-megapixel front camera for still shots and videoconference calls.

The PLDT TelPad service starts at Plan 1849 with 1-megabit-per-second (Mbps) broadband connection and landline service. The PLDT TelPad unit comes bundled with the plan. Existing PLDT myDSL customers only need to add as low as P500/month to upgrade to the TelPad plans.

The other PLDT TelPad plans are Plan 2099 at 1.5 Mbps (P2,099 per month), Plan 3095 at 2.5 Maps, and Plan 4100 at 3.5 Mbps. All these are inclusive of the landline phone and myDSL broadband service.

Exhibit 1

“We’ve packed the PLDT TelPad with features that will dramatically change how we use landlines,” said PLDT Senior Vice President Eric R. Alberto, adding that the Philippine market, with its growing number of ‘netizens’, is ready for an innovative service such as the PLDT Telpad.

“We expect TelPad will be very well received and will create a new market of adopters to this new and exciting service. We are bringing back relevance to and expanding the value proposition of the landline in the home,” he added.

“We have reinvented the landline to take on the emerging digital lifestyle and the growing consumer appetite for rich multi-media content”, said Dan Ibarra PLDT Group Head of Retail Business.

“The intuitive design allows subscribers to access information, entertainment and lifestyle apps easily with simple touch of the screen. Aside from Android based applications such as e-readers, news widgets and games, there are other apps being developed for a more enjoyable PLDT TelPad experience,” Ibarra added.

Patrick Tang, PLDT Vice President for Retail Voice, said PLDT Telpad highlights the enhanced value of landlines to households and businesses. “The PLDT TelPad tablet has built-in widgets and many applications that can access PLDT-run content-rich portals such as PLDT@Home, askPLDT and very soon, even PLDT Watchpad, which is PLDT’s online multi-media entertainment portal.”

Subscribers who enjoy a multi-media lifestyle can also take advantage of the TelPad’s built-in HDMI port which can be plugged into any flat screen TV allowing subscribers to watch movies, play games and very soon, even sing along with the Videoke app on the TV’s larger screen, making the multimedia experience richer. The TelPad tablet can also be used to listen to music, read e-mail and display photo slideshows.

Its web-based interface and multi-media functions also opens the door for new communities and services that provide information and entertainment through its wide range of home- and business-based applications.

Recently, PLDT also completed the P2.8-billion upgrade of the PLDT Domestic Fiber Optic Network, the country’s most extensive and resilient fiber optic network with a total of 10,050 kilometers connecting 68 nodes and equipped with a total network bandwidth capacity of 1.56 Terabytes.

This will support the high-bandwidth requirements of innovations such as the PLDT TelPad, Alberto said.

XXX

Exhibit 1

About PLDT

PLDT is the leading telecommunications service provider in the Philippines. Through its three principal business groups – wireless, fixed line, and information and communications technology – PLDT offers the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph

Contact person:
Ramon R. Isberto
PLDT Spokesperson

Tel. No.: +63 2 5113101
Fax No.: +63 2 5113100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Florentino D. Mabasa, Jr.

Name : FLORENTINO D. MABASA, JR. Title : First Vice President, Legal Services Head and Asistant Corporate Secretary

Date: December 13, 2010